Exhibit 99.1
EXCLUSIVE LICENSE AND COLLABORATION AGREEMENT
by and among
WARATAH PHARMACEUTICALS INC.
and
ELI LILLY and COMPANY

-i-

EXCLUSIVE LICENSE AND COLLABORATION AGREEMENT
     This Agreement (the “Agreement”), effective as of March 13th , 2008 (the “Effective Date”), is entered into by and among Waratah Pharmaceuticals Inc., a Canadian corporation, with a place of business at 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7, a wholly owned subsidiary of Transition Therapeutics Inc., (hereinafter collectively referred to as “Transition”) and Eli Lilly and Company, an Indiana corporation with a place of business at Lilly Corporate Center, Indianapolis, Indiana 46285 (“Lilly”). Transition and Lilly may be referred to herein individually as a “Party” or collectively as the “Parties.” Reference to a Party shall be deemed to include that Party’s Affiliates.
Recitals:
     A.     Transition is currently developing gastrin compounds, as a pharmaceutical product useful in the treatment of diabetes.
     B.     Lilly is a pharmaceutical company having expertise in the discovery, development, manufacturing and commercialization of innovative human pharmaceutical products, including diabetes products.
     C.     Lilly and Transition desire to enter into a collaboration under which Lilly would obtain worldwide, exclusive rights to Transition’s developmental stage pharmaceutical product, the gastrin compound known as G1 (deleted text: other gastrin based product categories).
          In consideration of the foregoing premises and the mutual covenants herein contained, the Parties hereby agree as follows:
Agreement:
1.     Definitions.
          Unless specifically set forth to the contrary herein, the following terms, whether used in the singular or plural, shall have the respective meanings set forth below:
     1.1     “Adverse Event” shall mean any undesirable medical occurrence in a patient or clinical investigation subject administered a pharmaceutical product and which does not necessarily have to have a causal relationship with the Licensed Product.
     1.2     “Affiliate” means with respect to any Party, any person or entity controlling, controlled by or under common control with such Party. For purposes of this Article 1.2, “control” shall mean (a) in the case of a corporate entity, direct or indirect ownership of fifty percent (50%) or more of the stock or shares having the right to vote for the election of directors of such corporate entity and (b) in the case of an entity that is not a corporate entity, the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of such entity, whether through the ownership of voting securities, by contract or otherwise.
     1.3     “Back-up Compound(s)” is as defined in 1.29, below.

     1.4     “Calendar Quarter” means the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31.
     1.5     “Calendar Year” means the respective periods of twelve (12) months commencing on January 1 and ending on December 31.
     1.6     “cGMP” means current good manufacturing practices as promulgated under the United States Federal Food, Drug, and Cosmetic Act, as amended, and similar requirements of jurisdictions outside the United States applicable to manufacture of Clinical Materials or a Licensed Product.
     1.7     “Clinical Material(s)” means Licensed Product formulated in accordance with the Specifications and applicable United States, European or Canadian laws, rules and regulations (a) for preclinical activities, and (b) for administration to subjects in clinical trials.
     1.8     “Combination(s)” means (deleted text: scope of product category).
     1.9     “Commercialization” or “Commercialize” means activities taken before and after obtaining Regulatory Approval relating specifically to the pre-launch, launch, promotion, marketing, sales force recruitment, pricing determination, manufacturing, sale and distribution of a pharmaceutical product and post-launch medical activities, including without limitation: (a) manufacturing and distribution for commercial sale, (b) strategic marketing, sales force detailing, advertising, and market and product support; (c) medical education and liaison and any phase IV clinical trials; (d) all customer support and product distribution, invoicing and sales activities; (e) all post-approval regulatory activities, including those necessary to maintain Regulatory Approvals; and (f) target product profile, pricing, formulary and reimbursement related activities including pricing and reimbursement approvals.
     1.10     “Commercially Reasonable Efforts” means (deleted text: diligence efforts for development and commercialization).
     1.11     “Control,” “Controls” or “Controlled by” means (except as used in Article 1.2, above), with respect to any item of or right under Patents or Know-How, the ability of a Party (whether through ownership or license or other right), other than pursuant to this Agreement, to grant access to, license or sublicense such item or right without violating the terms of any agreement or other arrangement with any Third Party existing at the time such Party would be required hereunder to grant the other Party such access or license or sublicense.
     1.12     “Data Exclusivity Period” means the period during which the FDA (or, in countries other than the United States, an equivalent regulatory agency) prohibits reference, without the consent of the owner of the regulatory submission materials, to the clinical and other data that is contained in such materials, and that is not published or publicly available outside of such submission.
     1.13     “Develop” or “Development” or “Developing” means research, discovery, process development, manufacturing for preclinical and clinical uses, preparation for drug reimbursement, organizing formulary access and drug distribution, preparation and initiation of medical education and liaison activities and preclinical and clinical drug or biological development activities, including, without limitation, test method development and stability testing, toxicology, formulation, quality assurance/quality control development, statistical analysis, preclinical and clinical studies and regulatory affairs, approval and registration, in each case, of a Licensed Product for use in the Field, and to the extent normally undertaken during the development (as opposed to Commercialization) phase of such Licensed Product’s life cycle. Development shall exclude all Phase IV Clinical Trials.
     1.14     “EMEA” means the European Medicines Evaluation Agency or any successor agency thereto.
     1.15     “EU” means the member countries of the European Union, as the same may exist from time to time.
     1.16     “FDA” means the United States Food and Drug Administration or any successor agency thereto.
     1.17     “Field” means all pharmaceutical uses for human or animal administration to treat disease (deleted text: specific disease area).
     1.18     “First Commercial Sale” means, with respect to any Licensed Product, the first sale to a Third Party for end use or consumption of such Product in a country after Regulatory Approval has been granted by the Regulatory Authority of such country.
     1.19     “GAAP” means U.S. Generally Accepted Accounting Principles as the same may be in effect from time to time.
     1.20     “Lead Compound” is as defined in 1.29, below.
     1.21     “IND” means an Investigational New Drug application in the United States or a submission for approval to conduct human clinical investigations filed with or submitted to a Regulatory Authority in conformance with the requirements of such Regulatory Authority.
     1.22     (deleted text: specific product category).
     1.23     (deleted text: specific product category).
     1.24     “Know-How” means (a) any proprietary scientific or technical information, results and data of any type whatsoever, in any tangible or intangible form whatsoever, including databases, safety information, practices, methods, techniques, specifications, formulations, formulae, knowledge, know-how, skill, experience, test data including pharmacological, medicinal chemistry, biological, chemical, biochemical, toxicological and clinical test data, analytical and quality control data, stability data, studies and procedures, and manufacturing process and development information, results and data and (b) any proprietary biological, chemical or physical materials.
     1.25     “Licensed Product” means any Product (deleted text: specific product categories).

     1.26     “Net Sales” means, with respect to a Licensed Product, the gross amount invoiced by Lilly (including a Lilly Affiliate) or any Sublicensee thereof to unrelated Third Parties, excluding any Sublicensee, for such Licensed Product, less: (deleted text: deductions and allowances from Net Sales).
     Such amounts shall be determined from the books and records of Lilly or Sublicensee, maintained in accordance with U. S. Generally Accepted Accounting Principles or, in the case of Sublicensees, such similar accounting principles, consistently applied. Lilly further agrees in determining such amounts, it will use Lilly’s then current standard procedures and methodology, including Lilly’s then current standard exchange rate methodology for the translation of foreign currency sales into U.S. Dollars or, in the case of Sublicensees, such similar methodology, consistently applied.
     1.27     “Patent(s)” means (a) all patents and patent applications in any country or supranational jurisdiction and (b) any provisionals, substitutions, divisions, continuations, continuations in part, reissues, renewals, registrations, confirmations, reexaminations, extensions, supplementary protection certificates and the like, of any such patents or patent applications.
     1.28     “Patent Prosecution” means the responsibility and authority for (a) preparing, filing and prosecuting applications (of all types) for any Patent, (b) paying, filing and maintenance fees relating to any Patent, (c) managing any interference, opposition, re-issue, reexamination, revocation, nullification, or cancellation proceeding relating to the foregoing, (d) deciding to abandon Patent(s) and (e) settling any interference, opposition, revocation, nullification or cancellation proceeding.
     1.29     “Product” means (deleted text: scope of product category).
     1.30     “Regulatory Approval” means all approvals from the relevant Regulatory Authority to market and sell a Licensed Product in any country (including all applicable pricing and reimbursement approvals), including approval of a BLA.
     1.31     “Regulatory Authority” means any applicable government regulatory authority involved in granting approvals for the conduct of clinical trials or the manufacturing, marketing, reimbursement or pricing of a Licensed Product in a country, including in the United States the FDA.
     1.32     “Related Party” means, with respect to a Party, its Affiliates and Sublicensees.
     1.33     “Specifications” means the specifications for the Licensed Product as agreed upon by the JDC.
     1.34     “Sublicensee” means a Third Party that is granted a sublicense under the licenses granted to a Party under this Agreement.
     1.35     “Third Party” means an entity other than (a) Lilly and its Affiliates, and (b) Transition and its Affiliates.

     1.36     “Transition Patents” means Patents Controlled by Transition that contain one or more claims to Licensed Products. Transition Patents as of the Effective Date are listed on Exhibit A attached hereto
     1.37     “United States” or “US” means the United States of America and its territories and possessions, including without limitation the Commonwealth of Puerto Rico and the U.S. Virgin Islands.
     1.38     “Valid Claim” means a claim of an issued and unexpired Patent included within the Transition Patents in a country which has not been revoked or held unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, which decision is not appealable or is not appealed within the time allowed for appeal, and has not been abandoned, disclaimed or admitted to be invalid or unenforceable through reissue, disclaimer or otherwise in such country.
2.     Scope and Governance of the Collaboration.
     2.1     General.
          (a)     Scope.
          Pursuant to and subject to the terms of this Agreement, the Parties agree to collaborate with respect to the worldwide Development of a Licensed Product in the Field with the goal of obtaining Regulatory Approval for a Licensed Product. Lilly will have exclusive rights to commercialize the Licensed Product as further set forth in Article 4 in exchange for royalty and milestone payments to be made to Transition as described in Article 8. Responsibility for manufacture of Clinical Materials and Licensed Product shall be as detailed in Article 5.
          (b)     Guiding Principles.
          The Joint Development Committee and any appointed sub-committees as set forth in this Article 2 shall perform its responsibilities under this Agreement based on the principles of good faith, prudence and good scientific and business judgment. None of such committees shall have any power to amend, modify or waive compliance under this Agreement. Notwithstanding anything to the contrary in this Agreement, no decision by either Party, or any committee set forth in this Article 2, will be effective if such decision requires the other Party to breach any obligation under this Agreement or to perform any activities that are materially different or greater in scope than those provided for specifically under this Agreement.
     2.2     Joint Development Committee.
          (a)     Membership.
          The Parties shall establish a Joint Development Committee, “JDC”, to coordinate and oversee activities on which the Parties collaborate under this Agreement. The JDC shall consist of an equal number of representatives from each Party provided there are at least two (2) representatives from each Party. Each Party shall notify the other of its representatives to the JDC within thirty (30) days of the Effective Date. Each Party may replace any of its appointed

JDC representatives or its co-chair at any time upon five (5) days prior notice to the other Party. Each Party shall designate one (1) of its representatives as a co-chair of the JDC. The co-chairs shall have the responsibility to call meetings, circulate meeting agendas, draft minutes for each JDC meeting and circulate such minutes either in writing or electronically for both Parties’ approval.
          (b)     Responsibilities.
          The responsibilities of the JDC shall be:
(i)	to provide a vehicle by which the Parties may share information regarding the overall strategy for the Development of Licensed Product(s);

(ii)	to generate, approve and implement the Initial and Subsequent Development Plans and Budgets for Licensed Products, including any clinical trials, and any subsequent amendments to the Development Plan;

(iii)	to approve any Third Parties used or to be involved in Development (CRO, CMO, etc.)

(iv)	to facilitate the exchange of Information between the Parties with respect to the Development activities hereunder and to establish procedures for the efficient sharing of Information necessary for the Parties to fulfill their respective responsibilities with respect to Development of Licensed Products hereunder;

(v)	to review and endorse an overall regulatory strategy established by Lilly for the Licensed Products in each country, and to allocate the responsibility for regulatory activities between the Parties as contemplated by Article 3.2 and Section 7, below;

(vi)	to establish the Manufacturing Strategy and to allocate responsibility for manufacturing activities between the Parties as contemplated by Article 5.1;

(vii)	to provide a forum for Transition to receive executive level updates regarding Commercialization of Licensed Products and for Transition to provide input regarding Lilly’s Commercialization Strategy.

(viii)	to create such subcommittees as the JDC may find necessary or desirable from time to time;

(ix)	to oversee the activities of subcommittees created under this Agreement, and to resolve any issues that such subcommittees cannot resolve; and

(x)	to perform such other functions as appropriate to further the purposes of this Agreement, as determined by the Parties.
          (c)     Decision Making.
          (deleted text: mechanism for JDC decision-making).
          (d)     Governance.
          (deleted text: mechanism for dispute resolution).
          (e)     Limitations.
          The JDC shall have no authority (a) to amend or interpret this Agreement, or (b) to determine whether or not a breach of this Agreement has occurred.
     2.3     JDC Meetings.
          JDC meetings shall be held at least semi-annually or more often as mutually agreed by the Parties. With the consent of the representatives of each Party serving on the JDC, other representatives of each Party may attend meetings as nonvoting observers (provided such non-voting observers have confidentiality obligations to such Party that are at least as stringent as those set forth in this Agreement). A JDC meeting may be held by audio, video or other electronic means with the consent of each Party, but at least one meeting per year shall be held in person. Each Party shall be responsible for all of its own expenses of participating in the JDC meetings.
     2.4     Committee Structure following First Commercial Sale.
          As soon as practicable following the first anniversary of the First Commercial Sale of a Licensed Product, the Parties shall review the committee structure provided for in this Article 2 and eliminate committees or adjust their responsibilities so as to reflect the then current status of collaborative Development efforts, if any, and the commencement of Commercialization by Lilly.
3.     Product Development
     3.1     Development Plan.
          (a)     The JDC shall agree upon a Development plan for the Development of Licensed Products through receipt of first Regulatory Approval (the “Development Plan”). The Parties shall be jointly responsible for the preparation of the Development Plan, and such Development Plan shall be subject to the review and approval by the JDC as soon as practicable. The Development Plan shall include: (a) a description of the activities to be conducted by each Party and the relevant deliverables; and (b) an estimated timeline for the performance of activities. An outline of the initial Development Plan is attached hereto as Exhibit B.

          (b)     On no less than an annual basis, the JDC shall review the Development Plan and recommend any amendments or changes to the Development Plan and approve any such amendments or changes.
     3.2     Conduct of Initial Development
          (deleted text: party responsibilities for initial clinical development).
     3.3     Initial Development Funding
          Transition shall be responsible for all costs incurred by it prior to the Effective Date. Transition has estimated that the Initial Development costs will (deleted text: estimated cost of development and cost responsibility for Initial Development costs) Lilly and Transition shall equally share such additional costs which have been approved by the JDC.
     3.4     Initial Development Costs.
          The Initial Development costs shall include personnel costs and other expenses incurred internally (deleted text: a party) as well as amounts incurred (deleted text: a party) with respect to Third Parties, including amounts paid to Third Parties in connection with the conduct of the Initial Development. Initial Development costs shall not include costs related to the Phase I Clinical Study performed (deleted text: a party) prior to the Effective Date.
     3.5     Subsequent Development and Costs.
          (deleted text: cost responsibility for Subsequent Development costs) (”Subsequent Development”) and Lilly shall use Commercially Reasonably Efforts to carry out its responsibilities. (deleted text: definition of Subsequent Development costs). Transition shall not be entitled to reimbursement of expenses for attendance at committee meetings or otherwise relating to the general administration of the Collaboration, as opposed to expenses directly related to Development of Licensed Products. All amounts paid to Third Parties shall be reimbursed at cost without any mark-up.
     3.6     Records and Reimbursement of Transition Costs.
          Transition shall track and calculate all Initial Development Costs and Subsequent Development Costs incurred by it. All Initial and Subsequent Development Costs shall be determined in accordance with GAAP and Transition’s then-current accounting methodology, consistently applied. Transition shall keep a complete and accurate record of all such costs. Within thirty (30) days after the end of each Calendar Quarter, Transition shall submit to Lilly a report setting forth in reasonable detail the Initial and Subsequent Development Costs incurred by it during such Calendar Quarter, with an allocation of such costs between the Parties consistent with Sections 3.4 and 3.5, along with such supporting documentation as Lilly may reasonably request, and provide Lilly an invoice for any amounts due from Lilly. Lilly shall pay the appropriate amount due within thirty (30) days after receipt of the invoice and appropriate documentation.

     3.7     Rights to Engage Subcontractors.
          Except as set forth below, each Party shall have the right to engage Third Party contractors to perform any portion of its obligations hereunder, provided that each Party shall be responsible for ensuring that, prior to any such engagement, any subcontractors are subject to written agreements containing terms and conditions: (i) consistent with the relevant terms and conditions of the Agreement protecting the rights of the Parties under the Agreement including imposing obligations of confidentiality on each such subcontractor; (ii) that vests ownership of any and all inventions developed by such subcontractor relating to Licensed Products in the course of performing such subcontracted work in the contracting Party; (iii) that does not impose any payment obligations or liability on the other Party without the prior written consent of the other Party and (iv) that is otherwise consistent with the terms of the Development Plan to the extent applicable, (such subcontractor, a “Permitted Subcontractor”). Transition shall advise Lilly in writing at least thirty (30) days in advance of any proposed engagement of a Permitted Subcontractor. If within such thirty (30) day period Lilly objects to such proposed engagement, Transition shall refrain from engaging such Permitted Subcontractor until the Parties have discussed the matter further. If the Parties are unable to reach a mutually acceptable solution within forty-five (45) days of the date of Transition notice to Lilly of its intent to engage the Permitted Subcontractor, the matter shall be submitted to the JDC for resolution in accordance with Article 2.2(c). Notwithstanding anything to the contrary contained herein, any delays which result from objection of Lilly to a Permitted Subcontractor shall not be to the prejudice of Transition with respect to its meeting obligations under this Agreement or any Development Plan, or related documents, contemplated by this Agreement. Further, Transition shall cause their existing contractors, including their existing contract manufacturers of Clinical Materials, to cooperate with Lilly as necessary for Lilly to fulfill its Development and Commercialization obligations under this Agreement.
     3.8     Books and Records.
          All books of account shall be kept by Transition at its places of business and, with all necessary supporting data, shall, for the three (3) years following the end of the Calendar Year to which each shall pertain, be open for inspection by Lilly upon reasonable notice during normal business hours at Lilly’s expense for the sole purpose of verifying charges in compliance with this Agreement, but in no event more than once each Calendar Year. (deleted text: financial compensation for errors in records). All information and data offered shall be used only for the purpose of verifying charges to the Collaboration and shall be the Confidential Information of Transition subject to the terms of Article 11 hereof. In the event that such inspection shall indicate that in any Calendar Year the charges were overstated, Lilly will invoice Transition for any overstated amounts and, if applicable, the reasonable cost of the inspection, all of which shall become due and payable no later than thirty (30) days after Transition’s receipt of such invoice.
4.     Commercialization.
     4.1     Overview.
          Lilly shall have full responsibility and authority for all aspects of the worldwide Commercialization of Licensed Products in the Field (deleted text: cost responsibility). Lilly shall not be obligated to launch Licensed Products in all countries but shall use its reasonable business judgment in view of applicable local intellectual property and drug regulatory laws and the particular competitive environment. Lilly shall use Commercially Reasonable Efforts to Commercialize Licensed Products, in compliance with the terms and conditions of the Agreement with a goal to maximize profits from Net Sales of Licensed Products. As between Lilly and Transition, (deleted text: responsibility for booking sales and pricing products, and cost responsibility for such actions).
     4.2     Product Labeling; Promotional Materials.
          Lilly shall be responsible for designing and supplying the product labeling and promotional materials for the Licensed Products. Lilly shall be responsible as to the manner in which Licensed Products shall be presented and described to the medical community in any promotional materials and the placement of the names and logos of the Parties therein, in each case as permitted by applicable law and consistent with the labeling for the Licensed Products approved by the applicable Regulatory Authority. To the extent permitted by applicable law, in Commercialization under this Agreement, product labeling shall identify the Licensed Products as originating from Lilly
     4.3     Compliance.
          Each Party shall comply with all applicable laws and regulations relating to activities performed or to be performed by such Party (or its Affiliates, contractor(s) or Sublicensee(s)) under or in relation to the Commercialization of the Licensed Products pursuant to this Agreement.
5.     Manufacture and Supply.
     5.1     General.
          The JDC shall establish an overall strategy for supply of Clinical Materials and Licensed Products for Development and Commercialization purposes (the “Manufacturing Strategy”), to the extent consistent with Lilly’s obligation and rights under Article 4.1, above. Such strategy shall include a strategy for transfer of manufacturing technology to Lilly or its designee from Transition and its contract manufacturers. The Manufacturing Strategy shall afford Lilly the option to assume some or all of the manufacturing operations related to Clinical Materials (either directly or through one or more Lilly-designated Third Party manufacturers), and include the option to include Lilly-manufactured Clinical Materials in clinical trials of Licensed Products. Under the Manufacturing Strategy, Lilly or its designated Third Party manufacturers shall have sole responsibility for commercial supply of Licensed Products. The Manufacturing Strategy shall address manufacturing quality standards.
     5.2     Limited Warranty.
          Each Party warrants to the other that Clinical Materials and Licensed Products delivered hereunder will (i) if manufactured by Third Parties the Third Parties shall be under an obligation to comply with cGMP and other applicable FDA and other rules and regulations of the U.S., EMEA and other relevant jurisdictions, and be in accordance with the Specifications, (ii) if manufactured by the Party, be manufactured in accordance with cGMP and other applicable

FDA and other rules and regulations of the U.S., EMEA and other relevant jurisdictions (iii) if manufactured by the Party conform to the Specifications at the time of delivery, (iv) if manufactured by Third Parties, not materially differ from the Licensed Products received by the Party at the time of delivery, and (v) not be adulterated or misbranded.
6.     Records.
          Each Party shall maintain appropriate records of (a) all significant Development, manufacturing and Commercialization events and activities conducted by it or on its behalf related to a Licensed Product; and (b) all significant Information generated by it or on its behalf in connection with Development of Licensed Products under this Agreement, in each case in accordance with such Party’s usual documentation and record retention practices. Such records shall be in sufficient detail to properly reflect, in good scientific manner, all significant work done and results of studies and trials undertaken and further shall be at a level of detail appropriate for patent and regulatory purposes. If reasonably necessary for a Party to perform its work under this Agreement or to exercise its rights under this Agreement, that Party may request that, and the other Party shall provide within a reasonable timeframe, such information and data regarding its activities hereunder as is reasonably available and reasonably related to the work under this Agreement. Neither Party is required to generate additional data or prepare additional reports to comply with the foregoing obligation. All such reports, Information and data provided shall be subject to the provisions of Article 10.
7.     Regulatory.
     7.1     Overview.
          The JDC shall review and endorse an overall worldwide regulatory strategy for obtaining Regulatory Approval of Licensed Products including any IND application, sponsorship or strategy, shall allocate regulatory responsibilities between the Parties in a manner consistent with the Article 2.2, above, and shall oversee the preparation of mutually acceptable safety and quality agreements, as required.
     7.2     Safety Reporting.
          (a)     Responsibilities.
          Except for those regulatory responsibilities specifically allocated to Transition in accordance with Articles 2.2, 3.2, above, and this Section 7, including those contemplated in the Development Plan, Lilly shall be responsible for all regulatory activities including (i) management and monitoring of safety and Adverse Event/experience information for the Licensed Products, (ii) regulatory reporting; (iii) ownership and management of the global safety data base; and (iv) reviewing and approving of safety information for inclusion in the Licensed Product label in a particular country and the global Core Data Sheet. The “global safety database” is the database from which all assessments requiring global safety information are generated, such as inquiries, periodic safety reports, and global safety surveillance. Each Party agrees to cooperate as reasonably requested by the other in the course of fulfilling the regulatory responsibilities.

          (b)     Creation of Safety Agreement.
          Representatives of each Party from the affected areas will begin meeting as soon as mutually agreeable after the Effective Date and will work in good faith to create and develop a safety agreement. Such safety agreement will include, but not be limited to, safety data transfers, timely reporting to Lilly of Adverse Events and Adverse Event handling and reporting procedures to Regulatory Authorities.
          (c)     Use of Third Parties.
          Each Party agrees that if it contracts with a Third Party for clinical research to be performed by such Third Party relating to the Licensed Products, then that Party agrees to require such Third Party to report to the contracting Party the information set forth above.
     7.3     Recalls.
          The holder of the IND will be responsible for any recall decision, which shall be made only after consultation with the other Party. After submission of the NDA or its equivalent elsewhere, Lilly shall be responsible for any such decision, which shall be made only after consultation with Transition. If Lilly, in its discretion, recalls, detains or retains the Licensed Product (voluntarily or by order of a Regulatory Authority), Transition agrees to reasonably cooperate in such actions, (deleted text: cost responsibility for these actions). For the sake of clarity, under no circumstances may Lilly initiate a recall of a Licensed Product during Development in which Transition is the sponsor of the IND, without prior agreement of Transition.
     7.4     Regulatory Obligations.
          Except as otherwise provided in Article 2.2, above, and this Section 7, Lilly shall be responsible for the regulatory strategy, including strategy for filings and label content. Lilly shall be solely responsible for all regulatory activities in connection with seeking Regulatory Approvals in a country, including without limitation communicating and preparing and filing all reports including, without limitation, all INDs and NDAs with all Regulatory Authorities. Transition agrees to cooperate with Lilly as requested, and at Lilly’s expense, in preparing and filing all such reports, and Lilly shall provide Transition with reasonable access to all reports for its review prior to filing with a Regulatory Authority, and all clinical results and data relating to Development. (deleted text: cost responsibility)
8.     Payments.
     8.1     Upfront Payment.
          Within thirty (30) days after the Effective Date, Lilly shall pay to Transition seven million U.S. dollars ($7,000,000), which shall be non-refundable and non-creditable against any payments due under this Agreement.

     8.2     Development Milestone Payments.
          Lilly shall pay to Transition the non-refundable, development milestone payments listed below which shall be due and payable within thirty (30) days after the event for which the payment is due has occurred.
          (a)     For a Licensed Product consisting of the Lead Compound (deleted text: additional product categories):

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		additional product	additional product
Milestone Event	Lead Compound	category)	category)
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          (b)     For a Licensed Product that is (deleted text: additional product categories):

Milestone Event	Contains the Lead
(deleted text:	Compound, (deleted	(deleted text:
additional product	text: additional product	additional product
categories)	categories) Compound	categories)
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     (deleted text: the aggregate of the development and sales milestones redacted is up to US$ 130 million dependant on the product category)
          (c)     The (deleted text: specific milestone events) events in Article 8.2(a) and (b), above, shall have “occurred” upon (deleted text: specific event that triggers milestone).
          (d)     Each of the development milestone payments described in Article 8.2(a) or (b), above shall be paid only once regardless of how many times the same event is achieved or the number of Licensed Products or indications pursued.
          (e)     If a milestone payment is paid for a (deleted text: specific milestone event) event under Article 8.2(a) or (b), above and the (deleted text: specific milestone event) is then unsuccessful then (deleted text: modification to milestone payment).

     8.3     Product Earned Royalties.
          Lilly shall pay to Transition royalties on the annual, worldwide Net Sales of Licensed Products in the amounts set forth below (all amounts are in U.S. dollars).

		(deleted text:	(deleted text:
Annual Worldwide	Licensed Product is	additional product	additional product
Net Sales	the Lead Compound	category)	category)
(deleted text: Net	(deleted text:	(deleted text:	(deleted text:
Sales Tier)	Royalty rate)	Royalty rate)	Royalty rate)

(deleted text: Net	(deleted text:	(deleted text:	(deleted text:
Sales Tier)	Royalty rate)	Royalty rate)	Royalty rate)

(deleted text: Net	(deleted text:	(deleted text:	(deleted text:
Sales Tier)	Royalty rate)	Royalty rate)	Royalty rate)

(deleted text: Net	(deleted text:	(deleted text:	(deleted text:
Sales Tier)	Royalty rate)	Royalty rate)	Royalty rate)
          Lilly’s royalty obligations in respect to each Licensed Product under this Section 8.3 shall commence on the date of the First Commercial Sale of the Licensed Product and expire, on a country by country basis, on the latest of the following dates:
(i)	the tenth (10th) anniversary of the date of First Commercial Sale of the Licensed Product in such country;

(ii)	the expiration in such country of the last-to-expire Transition Patent having a Valid Claim covering the manufacture, use or sale of the Licensed Product as Commercialized in such country;

(iii)	the expiration of any Data Exclusivity Period for the Licensed Product in such country.
          Only one term as calculated under (i), above, shall apply on the Net Sales of the same Licensed Product even though such Licensed Product may be later relaunched, for example, without limitation, (deleted text: examples of relaunched products); however, such new Licensed Product shall be subject to a term as calculated under parts (ii) or (iii) if applicable.
          If, on a country by country basis, during any Calendar Year, generic versions of the Licensed Product have a market share within that country (based upon unit volume of all dosages and other presentations combined) of at least (deleted text: percentage), the Net Sales for that country for purposes of calculating the Royalty due hereunder shall be reduced by (deleted text: percentage).
          The annual Net Sales tiers established for annual Net Sales are in 2009 U.S. dollars and shall be adjusted annually with the first adjustment to be effective January 1, 2010, based upon change in the index from December 31, 2008, to December 31, 2009, based upon the increase in the United States Consumer Price Index U.S. city average (CUUR000SA0). Subsequent adjustments shall be made annually based upon the December 31 to December 31 change.
     8.4     Transition’s Third Party Obligations and Agreement Payments.
          (deleted text: cost responsibility for Third Party agreements) any Third Party prior to the Effective Date of this Agreement relating to the Transition Patents (“Third Party Agreement(s)”). (deleted text: a specific payment scenario) shall have the right to pay any such amount on Transition’s behalf and to deduct such amount from any milestones or royalties owed to Transition hereunder without restriction.
     8.5     Third Party Royalties.
          (deleted text: cost responsibility for other agreements) with Third Parties (other than a right covered by the Third Party Agreements under 8.4, above) for any Third Party rights which, in the good faith opinion (deleted text: party), would be necessary or useful for the Development, manufacturing, importation, or Commercialization of a Licensed Product in a particular country.
     8.6     Reports; Payment of Royalty.
          During the Term, following the First Commercial Sale of a Licensed Product, Lilly shall furnish to Transition a quarterly written report for the Calendar Quarter showing the number and description of Licensed Products sold, Net Sales of Licensed Products sold subject to royalty payments sold by Lilly and its Related Parties on a country-by-country basis during the reporting period and the royalties payable under this Agreement. Reports shall be due on the sixtieth (60th) day following the close of each Calendar Quarter. Royalties shown to have accrued by each royalty report shall be due and payable on the date such royalty report is due. Lilly shall keep complete and accurate records in sufficient detail to enable the royalties payable hereunder to be determined.
     8.7     Audits.
          (a)     Lilly will keep and maintain (and to the extent applicable, will cause its affiliates, and their respective sub-licensees, distributors, assignees and transferees to keep and maintain) proper and complete records and books of account in such form and detail as is necessary for the determination of the amounts payable by Lilly (on behalf of itself and its affiliates and their respective sub-licensees, distributors, assignees and transferees) to Transition under this agreement and for the purposes of this agreement.
          (b)     Upon the written request of Transition and not more than once in each Calendar Year, Lilly shall permit an independent certified public accounting firm of nationally recognized standing selected by Transition and reasonably acceptable to Lilly, at Transition’s expense, to have access during normal business hours to such of the records of Lilly as may be reasonably necessary to verify the accuracy of the royalty reports hereunder for any Calendar Year ending not more than thirty-six (36) months prior to the date of such request. Any given period may not be audited more than once. Transition may consider in good faith, at its sole discretion and choice, the use of Lilly’s then current external auditor to perform such audit. The accounting firm shall disclose to Transition and Lilly only whether the royalty reports are correct or incorrect and the specific details concerning any discrepancies. No other information shall be provided to Transition. This right to audit shall remain in effect throughout the life of this Agreement and for a period of three (3) years after the termination of this Agreement.
          (c)     If such accounting firm identifies a discrepancy made during such period, the appropriate Party shall pay the other Party the amount of the discrepancy within thirty (30) days of the date Transition delivers to Lilly such accounting firm’s written report so concluding, or as otherwise agreed upon by the Parties. The fees charged by such accounting firm shall be paid by Transition unless the underpayment exceeded the greater of A) (deleted text: an underpayment threshold) in which case, the expense of the audit shall be borne by Lilly. Lilly shall pay interest on the amounts owed to Transition, said interest shall be calculated as being 1% greater than the U.S. commercial prime rate as published by the Wall Street Journal on the date of the first discrepancy identified in the audit, and shall accrue from the date payments should have been made. In addition, Lilly shall pay to Transition any monetary penalties and/or interest incurred by Transition pursuant to Third Party Agreements, wherein said monetary penalties and/or interest are incurred due to underpayments by Lilly.
          (d)     Lilly shall include in each sublicense granted by it pursuant to this Agreement a provision requiring the Sublicensee to make reports to Lilly, to keep and maintain records of sales made pursuant to such sublicense and to grant access to such records by Transition’ independent accountant to the same extent required of Lilly under this Agreement.
          (e)     Transition shall treat all financial information subject to review in accordance with the confidentiality and non-use provisions of this Agreement, and shall cause its accounting firm to enter into an acceptable confidentiality agreement with Lilly or its Related Parties obligating it to retain all such information in confidence pursuant to such confidentiality agreement.
     8.8     Payment.
          All payments to be made by one Party to the other under this Agreement shall be made in United States dollars by bank wire transfer in immediately available funds to a bank account designated in writing by the Party receiving the payment.
     8.9     Tax Withholding.
          If laws, rules or regulations require Lilly to withhold income taxes or other taxes imposed upon payments due Transition, Lilly shall make such withholding payments as required and subtract such withholding payments from the payments due. Lilly shall submit original receipts or other appropriate proof of payment of the withholding taxes to Transition within a reasonable period of time to allow Transition to document such tax withholdings for purposes of claiming foreign tax credits and similar benefits and shall cooperate with reasonable requests of Transition (without acting to the detriment of Lilly) related to Transition obtaining such credits and benefits. However, Lilly agrees that all payments to Transition pursuant to this Agreement will be made by a Lilly U.S. based entity.

9.     Licenses; Exclusivity.
     9.1     License to Lilly.
          (a)     Exclusive License and Right to Sublicense.
          Subject to the terms and conditions of this Agreement, including without limitation Article 9.1(c), Transition hereby grants Lilly and its Affiliates an exclusive (except with respect to Transition to the extent of its rights retained under Article 9.1(b)), worldwide, royalty-bearing license, with the right to grant sublicenses, under Transition Patents and related Know-How Controlled by Transition to Develop, make, have made, use, import and Commercialize Licensed Products in the Field. The right to sublicense shall be through a written sublicense agreement provided that Lilly remains responsible to Transition under this Agreement, each party granted a sublicense hereunder confirms in writing to Lilly that it agrees to be bound by all the terms and conditions contained in this Agreement, and Lilly promptly provides Transition with a copy of the sublicense agreement.
          (b)     Transition Retained Rights.
          Notwithstanding the rights granted to Lilly in Article 9.1(a), Transition retains the following: (i) the right to conduct Development activities assigned to Transition under the Development Plan; and (ii) the right to manufacture or have manufactured Licensed Products for use pursuant to this Agreement as provided in Article 5.
          (c)     Transition Third Party Agreements.
          Certain Transition Know-How and Transition Patents sublicensed under Article 9.1(a) above and identified on Exhibit A are licensed to Transition by certain Third Parties or subject to certain rights of Third Parties under Third Party Agreements. Lilly acknowledges and agrees that its sublicense to and any warranties and/or representations made by Transition under this agreement regarding such Transition Know-How and Transition Patents granted under Article 9.1(a) are at all times subject to the applicable terms of those agreements, current copies of which have been provided to Lilly as of the Effective Date. Transition agrees to take such actions as may be required to maintain such agreements or any other action reasonably requested by Lilly to permit Lilly and its Affiliates, Sublicensees and Permitted Subcontractors the benefits of the licenses granted hereunder; none of which will relieve Lilly of any obligation under this Agreement. Lilly shall not do or cause to be done or omit to do anything, the doing, causing, or omitting of which would put Transition in breach of any of the terms and conditions of a Third Party Agreement or its representations, warranties and covenants under this Agreement in respect thereto.
     9.2     License to Transition.
          Lilly hereby grants Transition a non-exclusive, royalty-free license, with the right to grant sublicenses, under the Lilly Patents and Know-How solely to conduct activities assigned to it under the Development Plan or to manufacture Clinical Materials or Licensed Products to the extent contemplated by Article 5, and to make or have made Licensed Products in the Field solely as contemplated by Article 9.1(b) of this Agreement.

     9.3     No Implied Licenses.
          Except as explicitly set forth in this Agreement, neither Party grants any license, express or implied, under its intellectual property rights to the other Party.
10.     Confidentiality; Publication.
     10.1     Nondisclosure Obligation.
          (a)     Except as provided in this Article 10.1, all Information disclosed by one Party to the other Party hereunder shall be maintained in confidence by the receiving Party and shall not be disclosed to any Third Party or used for any purpose except as set forth herein without the prior written consent of the disclosing Party, until five (5) years following the Term of this Agreement, except to the extent that such Information:
(i)	is known by the receiving Party at the time of its receipt, and not through a prior disclosure by the disclosing Party, as documented by the receiving Party’s business records;

(ii)	is or becomes part of the public domain through no fault of the receiving Party;

(iii)	is subsequently disclosed to the receiving Party by a Third Party who may lawfully do so and is not under an obligation of confidentiality to the disclosing Party; or

(iv)	is developed by the receiving Party independently of Information received from the disclosing Party, as documented by the receiving Party’s business records.
          (b)     All information disclosed by one Party to the other hereunder, other than described in subarticles (i) through (iv) above, is hereinafter referred to as “Confidential Information.”
          (c)     Each Party may disclose Confidential Information of the other Party, without such other Party’s prior written consent, to its Affiliates’ directors, employees, agents, consultants, Sublicensees, Permitted Subcontractors, suppliers, and other persons or entities who:
(i)	need to know such Confidential Information to assist the Party in fulfilling its obligations hereunder; and

(ii)	are bound by written confidentiality and non-use obligations consistent with those the Party uses to protect its own Confidential Information.
          (d)     Each Party shall promptly disclose to the other Party any breach of this provision by it, or its Affiliates, directors, officers, employees, agents, consultants, Sublicensees, Permitted Subcontractors, suppliers, or other persons or entities permitted hereunder.

          (e)     Each Party may also disclose the Confidential Information of the other Party, without such other Party’s prior written consent, to any person, entity, or government or regulatory authority to the extent that the law requires such disclosure, including filings pursuant to applicable securities or tax laws and regulations. The Party disclosing such Confidential Information shall take such actions to preserve the confidentiality of such Confidential Information, such as requesting confidential treatment. In addition, it may also disclose the other Party’s Confidential Information, without the other Party’s prior written consent, to any person, entity, or government or Regulatory Authority to the extent that such disclosure is necessary for obtaining, maintaining, or amending any Regulatory Approvals or satisfying any other regulatory obligation regarding Licensed Products, or, in the case of Lilly, in connection with the Commercialization of Licensed Products. Each party may also disclose the Confidential Information of the other Party, without such other Party’s prior written consent, pursuant to an order of a Regulatory Authority or court of competent jurisdiction, provided that it promptly notifies the other Party of the required disclosure in order to provide such Party an opportunity to take legal action to prevent or limit such disclosure and, if asked, reasonably assists the other Party in pursuing such action.
          (f)     Each Party may also disclose the Confidential Information of the other Party, without such other Party’s prior written consent, as is necessary to pursue or defend against a legal or regulatory action by one Party against the other with respect to this Agreement. A Party disclosing the other Party’s Confidential Information, pursuant to this subarticle, will use reasonable efforts to minimize the disclosure of the other Party’s Confidential Information, including, without limitation, by seeking to file pleadings under seal.
     10.2     Publications.
          The JDC shall establish procedures for determining when publications, scientific presentations and the like relating to the Development of Licensed Products are appropriate and providing for review by the Parties of any publications to protect Confidential Information. The appropriateness of all publications relating to the Development or Commercialization of Licensed Products shall be determined by the JDC and shall require the prior written consent of Lilly.
     10.3     Publicity; Use of Names.
          (a)     The Parties shall issue a mutually acceptable press release announcing the execution of this Agreement. A Party may issue any subsequent press release relating to this Agreement or activities conducted hereunder upon prior written approval of the other Party, such approval not to be unreasonably withheld or delayed; provided, however, that no approval of the other Party shall be required if a subsequent press release solely discloses the information that (1) a milestone under this Agreement has been achieved and/or any payments associated therewith have been received; (2) the filing and/or approval of the drug application in the U.S., Canada, European Union, Japan or China; (3) commercial launch of a Licensed Product or any information that has previously been approved and disclosed as permitted by this Article 10.3. In the case of items (1)-(3) of the preceding sentence, the disclosing Party shall provide the other Party a copy of such proposed disclosures at least four (4) business days prior to the proposed release and consider in good faith any comments the other Party may make, where practicable, and in light of any reporting obligations of such disclosing Party under applicable laws, rules or regulations, including without limitation the rules and regulations promulgated by the United States Securities and Exchange Commission, the Canadian Securities Administrators or any other governmental agency. Except as otherwise provided in this Article 10.3(a), neither Party shall use the name, trademark, trade name or logo of the other Party or its employees in any publicity or news release relating to this Agreement or its subject matter, without the prior express written permission of the other Party; provided however, that nothing herein shall prohibit the use of the trademark or trade name of a Licensed Product. Neither Party shall disclose the existence or terms of this Agreement pursuant to a press release or otherwise except as provided in this Article 10. In addition and notwithstanding anything to the contrary herein, (a) if the relevant text of a proposed press release has already previously been reviewed and approved for disclosure by the other Party then such text may be disclosed or republished in such proposed press release provided that the Party issuing such press release provides notice to the other Party of such press release at least four (4) business days prior to the issuance of such press release, where practicable, and (b) if the relevant text of a proposed public announcement such as a corporate presentation or comments to analysts or investors has already previously been reviewed and approved for disclosure by the other Party (whether in the form of an approved press release or prior approved presentation materials, Q&A script or the like) or it has been substantially made available through press releases, presentations or comments to analysts prior to the Effective Date, then such text may be included in such proposed public announcement (but not a press release) without resubmission and review by the other Party.
          (b)     Notwithstanding the terms of this Article 10, either Party shall be permitted to disclose the existence and terms of this Agreement and the conduct of the collaboration under this Agreement, to the extent required, in the reasonable opinion of such Party’s legal counsel, to comply with applicable laws, rules or regulations, including without limitation the rules and regulations promulgated by securities law regulatory agencies or any other governmental agency. Notwithstanding the foregoing, before disclosing this Agreement or any of the terms hereof pursuant to this Article 10.3(b), the Parties will consult with one another on the terms of this Agreement for which confidential treatment will be sought in making any such disclosure. If a Party wishes to disclose this Agreement or any of the terms hereof in accordance with this Article 10.3(b), such Party agrees, at its own expense, to seek confidential treatment of the portions of this Agreement or such terms as may be reasonably requested by the other Party, provided that the disclosing Party shall always be entitled to comply with legal requirements.
          (c)     Except to the extent in the public domain, either Party may also disclose the existence and terms of this Agreement to its attorneys and advisors, and to potential Sublicensees, sources of financing and permitted assignees, in each case under an agreement or in the case of attorneys, a professional obligation, to keep the terms of this Agreement confidential under terms of confidentiality and non-use substantially similar to the terms contained in this Agreement and to use such Confidential Information solely for the purpose permitted pursuant to this Article 10.3(c).

11.     Representations and Warranties.
     11.1     Representations and Warranties of Transition.
          Transition represents and warrants to Lilly that as of the Effective Date and subject to Third Party Agreements:
          (a)     it has the full right, power and authority to enter into this Agreement, to perform the Collaboration, and to grant the licenses granted under Article 9, and the fulfillment of its obligations and performance of its activities hereunder do not materially conflict with, violate, or breach or constitute a default under any material contractual obligation or court or administrative order by which Transition is bound;
          (b)     to the knowledge of Transition, there are no legal claims, judgments or settlements against or owed by Transition or pending legal claims or litigation, in each case relating to the Product;
          (c)     to the knowledge of Transition, there are no legal claims, judgments or settlements against or owed by Transition or pending legal claims or litigation, in each case relating to the Transition Patents;
          (d)     subject to Article 16.13, all necessary consents, approvals and authorizations of all government authorities and other persons required to be obtained by Transition as of the Effective Date in connection with the execution, delivery and performance of this Agreement have been obtained;
          (e)     it is the exclusive licensee of or otherwise Controls the right, title and interest in and to the Transition Patents and related Transition Know-How, and has the right to grant to Lilly the licenses that it purports to grant hereunder and has not granted any Third Party rights that would interfere or be inconsistent with Lilly’s rights hereunder;
          (f)     to the knowledge of Transition, except as already disclosed to Lilly in Exhibit A and part (e), above, the Transition Patents and Know-How are not subject to any existing royalty or other payment obligations to any Third Party;
          (g)     it is not aware of any other Patents, Know How, or other intellectual property right Controlled by Transition or its Affiliates, other than that which is licensed hereunder to Lilly, which the Development, manufacture, use and/or Commercialization of Products as contemplated hereunder would infringe;
          (h)     as of the Effective Date, to the knowledge of Transition, any issued Transition Patents are valid and enforceable and it is not aware of any action, suit, inquiry, investigation or other proceeding threatened, pending, or ongoing brought by any Third Party that challenges or threatens the validity or enforceability of any of the Transition Patents or that alleges the use of the Transition Patents or the related Transition Know-How or the development, manufacture commercialization and use of the Products would infringe or misappropriate the intellectual property or intellectual property rights of any Third Party (and it has not received any notice alleging such an infringement or misappropriation). In the event that Transition becomes aware of any such action or proceeding, it shall immediately notify Lilly in writing;
          (i)     it has disclosed to Lilly a complete and accurate record of all material information and data relating to the results of all pre-clinical and clinical studies on Product conducted by or on behalf of Transition including, without limitation, the status and interim results of all ongoing clinical and preclinical studies, and the clinical development and Regulatory Approval activities undertaken to date, and all such information and data is complete and accurate in all material respects.
     11.2     Representations and Warranties of Lilly.
          Lilly represents and warrants to Transition that as of the Effective Date:
          (a)     it has the full right, power and authority to enter into this Agreement, to perform the Collaboration, to grant the licenses granted under Article 9, and the fulfillment of its obligations and performance of its activities hereunder do not materially conflict with, violate, or breach or constitute a default under any material contractual obligation or court or administrative order by which Lilly is bound;
          (b)     to the knowledge of Lilly, there are no legal claims, judgments or settlements against or owed by Lilly or pending legal claims or litigation, in each case relating to the Lilly Patents;
          (c)     subject to Article 16.13, all necessary consents, approvals and authorizations of all government authorities and other persons required to be obtained by Lilly as of the Effective Date in connection with the execution, delivery and performance of this Agreement have been obtained.
          (d)     Lilly does not have any current knowledge that would cause any of its representations or warranties to Transition to be incorrect or untrue.
     11.3     Third Party Agreements.
          a)     Transition represents and warrants to Lilly that as of the Effective Date:
i)	Exhibit A lists all of the material Third Party Agreements related to Transition Patents and related Know-How. True and correct copies of the Third Party Agreements have previously been provided to Lilly.

ii)	The Third Party Agreements are in full force and effect as of the Effective Date, and Transition is not in material breach of any of the provisions of any of the Third Party Agreements, nor does there exist any condition that, to the knowledge of Transition, with passage of time or sending of notice would constitute a material breach by Transition of any of the provisions of the Third Party Agreements, nor is Transition aware of any material breach of the Third Party Agreements by any other party thereto. Transition has not waived any material rights under any Third Party Agreement. Transition will not amend or terminate any Third Party Agreement or waive any rights to the prejudice of Lilly, under any Third Party Agreement during the term of this Agreement without the prior written consent of Lilly.

iii)	Transition has the right under the Third Party Agreements to enter into this Agreement and grant the licenses contemplated hereby.
          b)     Subject to Section 9.1(c), Transition covenants that
i)	Transition will fulfill all of its obligations under the Third Party Agreements and otherwise comply with the terms thereof, and, notwithstanding any other provisions of this Agreement to the contrary, will be solely responsible for and pay when due any payments due under the Third Party Agreements, including any amounts due on account of amounts received by Transition hereunder. Transition shall furnish to Lilly copies of all notices received by Transition under or relating to the Third Party Agreements within ten (10) business days of Transition receipt thereof.

ii)	Transition shall exercise its rights under the Third Party Agreements in a manner consistent with the intent and terms of this Agreement, and shall use its best efforts to exercise and enforce its rights under the Third Party Agreements so as to afford Lilly the benefits of such Third Party Agreements as contemplated by this Agreement.

(iii)	With respect to Third Party Agreements which are licenses, Transition and Lilly shall participate in and conduct Patent Prosecution, enforcement or defense of any Patent or other intellectual property right under the Third Party Agreements sublicensed to Lilly under this Agreement to the extent permitted under the terms of the Third Party Agreements and shall do so in and as if any such Patent or other intellectual property right is a Transition Patent or is Transition Know-How, as applicable, solely owned by Transition and in a manner consistent with and to as to give effect to the terms of Article 13.

(iv)	Transition shall ensure that Lilly shall have no liability to make any payments or perform any acts as a result of any obligations of Transition under the Third Party Agreements, other than the obligations of Lilly expressly set forth in this Agreement.
     11.4     No Other Representations or Warranties.
          EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, WHETHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-

INFRINGEMENT, OR NON-MISAPPROPRIATION OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS, ARE MADE OR GIVEN BY OR ON BEHALF OF A PARTY. ALL REPRESENTATIONS AND WARRANTIES, WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE, ARE HEREBY EXPRESSLY EXCLUDED.
12.     Indemnification.
     12.1     By Lilly.
          Lilly agrees to indemnify and hold harmless Transition, its Affiliates, and their directors, officers, employees and agents (individually and collectively, the “Transition Indemnitee(s)”) from and against all losses, liabilities, damages and expenses (including reasonable attorneys’ fees and costs) incurred in connection with any claims, demands, actions or other proceedings by any Third Party (individually and collectively, “Losses”) first arising after the Effective Date to the extent arising from (deleted text: circumstances of indemnification).
     12.2     By Transition.
          Transition agrees to indemnify and hold harmless Lilly, its Affiliates, and their directors, officers, employees and agents (individually and collectively, the “Lilly Indemnitee(s)”) from and against all Losses to the extent arising from (deleted text: circumstances of indemnification).
     12.3     Defined Indemnification Terms.
          Either of the Lilly Indemnitee or the Transition Indemnitee shall be an “Indemnitee” for the purpose of this Article 12, and the Party that is obligated to indemnify the Indemnitee under Article 12.1 or Article 12.2 shall be the “Indemnifying Party.”
     12.4     Defense.
          If any such claims or actions are made, the Indemnitee shall be defended at the Indemnifying Party’s sole expense by counsel selected by Indemnifying Party and reasonably acceptable to the Indemnitee, provided that the Indemnitee may, at its own expense, also be represented by counsel of its own choosing. The Indemnifying Party shall have the sole right to control the defense of any such claim or action, subject to the terms of this Article 12.
     12.5     Settlement.
          The Indemnifying Party may settle any such claim, demand, action or other proceeding or otherwise consent to an adverse judgment (a) with prior written notice to the Indemnitee but without the consent of the Indemnitee where the only liability to the Indemnitee is the payment of money and the Indemnifying Party makes such payment, or (b) in all other cases, only with the prior written consent of the Indemnitee, such consent not to be unreasonably withheld.

     12.6     Notice.
          The Indemnitee shall notify the Indemnifying Party promptly of any claim, demand, action or other proceeding under Article 12.1 or Article 12.2 and shall reasonably cooperate with all reasonable requests of the Indemnifying Party with respect thereto.
     12.7     Permission by Indemnifying Party.
          The Indemnitee may not settle any such claim, demand, action or other proceeding or otherwise consent to an adverse judgment in any such action or other proceeding or make any admission as to liability or fault without the express written permission of the Indemnifying Party.
     12.8     Limitation of Liability.
          NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, OR INDIRECT DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS ARTICLE 12.8 IS INTENDED TO OR SHALL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER ARTICLE 12, OR DAMAGES AVAILABLE FOR A PARTY’S BREACH OF CONFIDENTIALITY OBLIGATIONS IN ARTICLE 10.
13.     Inventions; Patent Provisions.
     13.1     Ownership of Intellectual Property.
          (a)     As between Transition and Lilly, Transition shall remain the sole and exclusive owner or, with respect to intellectual property rights under the Third Party Agreements, rights holder (subject to the licenses granted to Lilly hereunder) of all Transition Patents and Transition Know-How that Transition Controlled as of the Effective Date, and Lilly shall remain the sole and exclusive owner or rights holder of all Lilly Patents and Lilly Know-How that Lilly Controlled as of the Effective Date.
          (b)     Transition shall own all data, results and inventions, whether patentable or not, conceived or reduced to practice in the course of conducting this Collaboration solely by Transition or its consultant or subcontractors, together with all intellectual property rights therein. Lilly shall own all data, results and inventions, whether patentable or not, conceived or reduced to practice in the course of conducting this Collaboration solely by Lilly or its consultant or subcontractor, together with all intellectual property rights therein. Transition and Lilly shall jointly own all data, results and inventions, whether patentable or not, conceived or reduced to practice by Transition and Lilly jointly, together with all intellectual property rights therein, with each Party owning an undivided half interest and the right to exploit with the consent of the other Party, except as otherwise provided in this Agreement.
     13.2     Patent Filing, Prosecution and Maintenance.
          (a)     Lilly shall have sole decision-making authority for all actions relating to Patents to Licensed Products (including Transition Patents and Patents jointly-owned by the

Parties “Jointly Owned Patents”), which actions include Patent Prosecution, defense, listing in regulatory publications (such as the FDA Orange Book and any foreign equivalent), patent term extension, abandonment, maintenance and enforcement, all of which will be conducted at Lilly’s sole expense commencing on the Effective Date of this Agreement. Lilly shall establish an overall strategy for the filing, prosecution and maintenance of Transition Patents and “Jointly Owned Patents”. The primary objective of such strategy shall be to provide patent exclusivity for the Licensed Products and uses thereof in the major pharmaceutical markets. Other elements of such strategy, if any, shall be subservient to this primary objective. Lilly shall keep the JDC and Transition informed of the status of all actions taken with respect to Patents. In particular, Lilly shall (a) regularly and promptly provide Transition with copies of all prospective patent applications and patent applications filed hereunder for Jointly Owned Patents and other material submissions and correspondence with government agencies concerning Transition Patents and Jointly Owned Patents, in sufficient time to allow for review and comment by Transition; and (b) provide Transition and its patent counsel with an opportunity to consult with Lilly and its patent counsel regarding the filing and contents of any such application, amendment, submission or response, and the advice and suggestions of Transition and its patent counsel shall be taken into consideration in good faith by Lilly and its patent counsel.
          (b)     Before taking, or causing a counsel controlling Patent Prosecution pursuant to a Third Party Agreement to take, any material step in the Patent Prosecution of Transition Patents, Transition and its counsel shall allow Lilly a reasonable opportunity to comment on the action proposed to be taken, and agrees to incorporate in such filings all reasonable comments of Lilly. Notwithstanding anything to the contrary in this Article 13.2, Transition shall not abandon, waive or otherwise alter any rights to any Transition Patent received under a Third Party Agreement without the written consent of Lilly.
     13.3     Patent and Trademark Oppositions.
          The JDC and Lilly will decide whether and how to participate in Patent and trademark oppositions and undertake activities intended to invalidate Third Party Patents or trademark when necessary.
     13.4     Costs of Patent Prosecution.
          (deleted text: cost responsibility for a category of intellectual property). All costs of Patent Prosecution for Jointly Owned Patents and Patents Controlled (deleted text: a party responsible for a certain category of intellectual property). However, either Party may in its sole discretion elect to discontinue Patent Prosecution in any country on a Patent-by-Patent basis as provided for under Article 13.2, above. Lilly shall give prompt notice to Transition if it declines to pay costs for the filing, prosecution or maintenance of a Patent in any country, and in such case, Transition after consultation with Lilly and with Lilly’s approval which approval shall not be unreasonably withheld, shall have the right to file, prosecute or maintain such Patent at its own expense. If the Parties agree to allow Transition to file, prosecute or maintain a Patent, Lilly shall promptly deliver to Transition copies of all necessary files related to the Patent with respect to which responsibility has been transferred and shall take all actions and execute all documents reasonably necessary for Transition to assume such responsibility and to assign any Patents to Transition as necessary. As of the date of Lilly’s notice, such Patent shall not be included in the Patents under this Agreement.

     13.5     Patent and Trademark Prosecution Cooperation.
          With respect to all Patent Prosecution each Party shall:
          (a)     execute any instruments to document their respective ownership consistent with this Agreement as reasonably requested by the other Party;
          (b)     make its employees, agents and consultants reasonably available to the other Party (or to the other Party’s authorized attorneys, agents or representatives), to the extent reasonably necessary to enable the appropriate Party hereunder to undertake its Patent Prosecution responsibilities;
          (c)     cooperate, if necessary and appropriate, with the other Party in gaining Patent term extensions; and
          (d)     endeavor in good faith to coordinate its efforts under this Agreement with the other Party to minimize or avoid interference with the Patent Prosecution of the other Party’s Patents to Licensed Products.
     13.6     Enforcement.
          (a)     Notice.
          Each Party shall promptly provide, but in no event later than thirty (30) days, to the other with written notice reasonably detailing any known or alleged infringement of any Patent owned or Controlled by either Party and subject to a license under this Agreement.
          (b)     Enforcement of Intellectual Property Rights.
          The sole owner or Party Controlling a Patent, Know-How or Confidential Information shall have the right to institute and direct legal proceedings against any Third Party believed to be infringing such Patent or misappropriating or otherwise violating such Know-How or Confidential Information; provided, however, that with respect to any such infringement or violation of any Patent included in the Transition Patents Lilly shall have the initial right to enforce such Patent and direct such legal proceedings. If Lilly does not abate such violation of intellectual property rights of Transition Patents including by commencement of a lawsuit against the accused person if necessary, within sixty (60) days after receiving notice of such infringement of such Patent and immediately after notice of other violation of such Know-How or Confidential Information, then Transition shall be entitled (but shall not be obligated) to take all actions reasonably necessary to abate such violation, including commencement of a lawsuit against the accused person if necessary; provided, however, that Transition shall consult in advance with Lilly regarding such action and may not undertake any enforcement action without the prior approval of the JDC, such approval not to be unreasonably withheld. The primary objective of any patent enforcement action shall be to preserve exclusivity for the Licensed Product and uses thereof in the major pharmaceutical markets. Other objectives shall be subservient to this primary objective. All amounts recovered from enforcement of any such rights by either Party relating to the intellectual property licensed under this Agreement shall be first used to reimburse each Party’s costs and expenses incurred in connection with such action, and any remainder of such recovery shall be deemed “Net Sales” for which Lilly shall pay Transition a royalty under Section 8.3, provided that in the event that the recovery shall be in the form of reasonable royalties, then Lilly shall pay to Transition (deleted text: percentage) of the amount of such royalties received by Lilly. The Parties shall keep each other informed of the status of and of their respective activities regarding any enforcement action pursuant to this Article.
          (c)     Cooperation in Enforcement Proceedings.
          For any action by a Party pursuant to subarticle (b) above, in the event that such Party is unable to initiate or prosecute such action solely in its own name, the other Party will join such action voluntarily and will execute all documents necessary for such Party to initiate, prosecute and maintain such action. If either Lilly or Transition initiates an enforcement action pursuant to Article 13.6(b), then the other Party shall cooperate to the extent reasonably necessary and at the first Parties’ sole expense (except for the expenses of the non-controlling Party’s counsel, if any). Upon the reasonable request of the Party instituting any such action, such other Party shall join the suit and can be represented in any such legal proceedings using counsel of its own choice. Each Party shall assert and not waive the joint defense privilege with respect to all communications between the Parties reasonably the subject thereof. To the extent a licensor of Transition under a Third Party Agreement is required by the terms of such Third Party Agreements to bring and control an enforcement action with respect to the Transition Patents, Lilly will pay and/or reimburse Transition for any reasonable fees or expenses incurred by such licensor in connection with such enforcement action that are required to be paid by Transition under such Third Party Agreement, as well as for the Parties own reasonable costs and expenses for participating or otherwise relating to such action that are not otherwise reimbursed under such Third Party Agreements.
     13.7     Defense.
          (a)     Each Party shall notify the other in writing of any allegations it receives from a Third Party that the manufacture, production, use, development, sale or distribution of any Licensed Product or any technology or intellectual property licensed by a Party under this Agreement infringes the intellectual property rights of such Third Party. Such notice shall be provided promptly, but in no event after more than fifteen (15) business days, following receipt of such allegations.
          (b)     In the event that a Party receives notice that it or any of its Affiliates have been individually named as a defendant in a legal proceeding by a Third Party alleging infringement of a Third Party’s Patents or other intellectual property right as a result of the manufacture, production, use, development, sale or distribution of Licensed Products or any technology or intellectual property licensed by a Party under this Agreement, such Party shall immediately notify the other Party in writing and in no event notify such other Party later than ten (10) business days after the receipt of such notice. Such written notice shall include a copy of any summons or complaint (or the equivalent thereof) received regarding the foregoing. Each

Party shall assert and not waive the joint defense privilege with respect to all communications between the Parties reasonably the subject thereof. In such event, the Parties shall agree how best to mitigate or control the defense of any such legal proceeding; provided however, Lilly shall assume the primary responsibility for the conduct of the defense of any such claim at Lilly’s expense. Transition shall have the right, but not the obligation, to participate and be separately represented in any such suit at its sole option and at its own expense. Each Party shall reasonably cooperate with the Party conducting the defense of the claim. If Transition or any of its Affiliates have been individually named as a defendant in a legal proceeding relating to the alleged infringement of a Third Party’s Patents or other intellectual property right as a result of the manufacture, production, use, development, sale or distribution of Licensed Products, Lilly shall be allowed to join in such action, at its own expense.
          (c)     Status; Settlement. The Parties shall keep each other informed of the status of and of their respective activities regarding any infringement litigation initiated by a Third Party concerning a Party’s manufacture, production, use, development, sale or distribution of Licensed Products or settlement thereof; provided, however, that no settlement or consent judgment or other voluntary final disposition of a suit under this Article 13.7(c) may be undertaken by a Party without the consent of the other Party which consent shall not be unreasonably withheld or delayed.
14.     Terms and Termination.
     14.1     Term and Expiration.
          This Agreement shall be effective as of the Effective Date and unless terminated earlier pursuant to Articles 14.2 and 14.3, this Agreement shall continue in effect until the expiration of all payment obligations hereunder (the “Term”). Upon the natural expiration of this Agreement contemplated in this Article 14.1, Lilly’s licenses granted under this Agreement shall become fully paid-up, exclusive, perpetual licenses.
     14.2     Unilateral Termination by Lilly.
          After the completion of the Initial Development but no more than one year after the Effective Date, Lilly shall have the right to terminate this Agreement in its entirety on a worldwide basis, in its sole discretion by giving ninety (90) days advance written notice to Transition.
     14.3     Termination for Cause.
          This Agreement may be terminated at any time during the Term upon written notice by either Party if the other Party is (i) in breach of its payment obligations under this Agreement, or (ii) in material breach of its other obligations under Article 8 of this Agreement and, in each case, has not cured such breach within ninety (90) days after notice requesting cure of the breach (other than for non-payment (except as contemplated in clause (i) above) which shall be cured within thirty (30) days); provided, however, that if such breach is not reasonably subject to cure within ninety (90) days, subject to reasonably diligent efforts being undertaken within ninety (90) days, the breaching party shall not be deemed in breach provided it uses its Commercially Reasonable Efforts to cure such breach as promptly as possible.

     14.4     Effect of Termination.
          (a)     If Lilly terminates this Agreement pursuant to Article 14.2 or if Transition terminates the Agreement pursuant to Article 14.3, then:
(i)	Lilly shall use its Commercially Reasonable Efforts to transfer to Transition as soon as practicable, and in accordance with Subparagraph (iv) below, all Lilly Know-How, regulatory materials and other information necessary to the Licensed Product as promptly as practicable so as to permit Transition to continue development efforts with respect to Licensed Product should Transition elect to do so. In addition, for a period of ninety (90) days from the effective date of termination, Lilly will without charge provide such consultation or other assistance as Transition may reasonably request to assist Transition in becoming familiar with such Lilly Know-How, regulatory filings and the like in order that Transition may prepare to undertake further Development and Commercialization of the Licensed Product.

(ii)	The right to Develop and Commercialize Licensed Product shall be reverted to Transition and the license granted to Lilly under Article 9.1 shall terminate. Lilly shall grant and hereby grants Transition, effective as of the date of termination, a worldwide, fully paid, royalty-free, sublicenseable, exclusive (even to Lilly) license under the Lilly Patents and Lilly Know-How and Jointly Owned Patents as the same exist as of the effective date of termination, to make, have made, use, sell, offer for sale and import Licensed Product.

(iii)	Unless Lilly and Transition agree otherwise, all activities underway at the time of termination shall be transferred to Transition or terminated as soon as possible except that Lilly will continue to be responsible for any pre-clinical or clinical studies to the extent that Lilly’s then current ethical guidelines would require Lilly to complete such studies. All costs of continuing trials for ethical reasons or winding down activities shall continue to be borne by the Parties as provided in this Agreement until completion of such activities. For the sake of clarity the costs of winding down activities shall include any incurred costs or otherwise unavoidable wind down costs that would otherwise have been payable by Lilly. For the sake of clarity the costs of continuing trials for ethical reasons shall be the costs, if any, to continue treatment of current patients under treatment in the trial in accordance with Lilly’s ethical guidelines. In the event that at the date of such termination Lilly is manufacturing Licensed Product for the purposes of conducting Clinical Trials or for Commercializing Licensed Product, then until the earlier of (A) the date that Transition obtains a reasonably sufficient alternative supply of such Licensed Product or (B) the second anniversary of the date of such termination, at Transition’ option Lilly shall supply such Licensed Product to Transition under a supply agreement to be negotiated between the Parties in good faith; provided however, that Lilly shall be under no obligation to create new manufacturing capacity or processes or agree to provide such supply if the same would involve unreasonable burden or expense to Lilly.
(iv)	In the event of termination of this Agreement, the intent and primary goal of the Parties shall be the efficient and effective transfer of all necessary information, legal rights, knowledge, and materials so as to minimize delay in execution of the Development Plan and Commercialization efforts as it existed prior to notice of termination. Lilly shall transfer to Transition all INDs, and other regulatory filings, Know-How and approvals held by Lilly, on a country-by-country basis, for Licensed Product. In the event that in any country such a transfer is not legally possible, then Lilly shall (and shall cause its Affiliates to) and subject to the rights of a Sublicensee under this Agreement that has been granted rights by Lilly, take all reasonable actions that are permitted by the applicable Regulatory Authority to permit Transition to also have the benefit of the relevant marketing authorizations, INDs and other regulatory filings and approvals that exist at the time of termination for Licensed Product, including allowing Transition to cross reference data and information on file with any Regulatory Authority.
          (b)     If either Party has the right to terminate this Agreement under Article 14.3, it may at its sole option, elect either to (i) terminate this Agreement and pursue any legal or equitable remedy available to it or (ii) maintain the Agreement in effect and pursue any legal or equitable remedy available to it.
     14.5     Survival.
          The following provisions shall survive the termination or expiration of this Agreement for any reason: Article 1, 6, 8 (to the extent payments have accrued prior to termination), 10, 11, 12 (with respect to actions undertaken prior to the effective date of termination and giving rise thereto), 14, 15, 16 and Articles 9.1(c) and 9.3.
15.     Dispute Resolution
     15.1     Disputes.
          The Parties recognize that disputes as to certain matters may from time to time arise which relate to either Party’s rights and obligations hereunder. It is the objective of the

Parties to establish procedures to facilitate the resolution of such disputes in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the Parties agree to follow the procedures set forth in Section 15.2 if and when such a dispute arises between the Parties.
     15.2     Mediation Procedures.
          If any dispute, controversy or claim arises between the Parties that cannot be resolved the Parties agree to attempt to resolve such dispute, controversy or claim (except as to any issue relating to intellectual property) by non-binding mediation administered by the American Arbitration Association (“AAA”) in accordance with its commercial mediation rules. Unless otherwise agreed by the Parties, the mediation shall be held in (deleted text: location and attendees). The mediation shall be held on a mutually agreeable date which shall not be later than thirty (30) days following any Party’s request for mediation. The fees of the mediator shall be shared equally by the Parties.
16.     Miscellaneous.
     16.1     Force Majeure.
          Neither Party shall be held liable to the other Party nor be deemed to have defaulted under or breached this Agreement for failure or delay in performing any obligation under this Agreement to the extent such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party including, but not limited to, embargoes, war, acts of war (whether war be declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, fire, floods, or other acts of God, or acts, omissions or delays in acting by any governmental authority. The affected Party shall notify the other Party of such force majeure circumstances as soon as reasonably practical, and shall promptly undertake all reasonable efforts necessary to cure such force majeure circumstances.
     16.2     Article 365(n) of the Bankruptcy Code.
          All rights and licenses granted under or pursuant to any Article of this Agreement are, and shall otherwise be deemed to be, for purposes of Article 365(n) of the U.S. Bankruptcy Code, licenses of rights to “intellectual property” as defined under Article 101(35A) of the U.S. Bankruptcy Code. The Parties shall retain and may fully exercise all of their respective rights and elections under the U.S. Bankruptcy Code. Subject to the terms of any Third Party Agreement, the Parties agree that a Party that is a licensee of such rights under this Agreement shall retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code, and that upon commencement of a bankruptcy proceeding by or against the licensing Party (such Party, the “Involved Party”) under the U.S. Bankruptcy Code, the other Party (such Party, the “Noninvolved Party”) shall be entitled to a complete duplicate of or complete access to (as such Noninvolved Party deems appropriate), any such intellectual property and all embodiments of such intellectual property, provided the Noninvolved Party continues to fulfill its payment or royalty obligations as specified herein in full. Such intellectual property and all embodiments thereof shall be promptly delivered to the Noninvolved Party (a) upon any such commencement of a bankruptcy proceeding upon written request therefor by the Noninvolved Party, unless the

          Involved Party elects to continue to perform all of its obligations under this Agreement or (b) if not delivered under (a) above, upon the rejection of this Agreement by or on behalf of the Involved Party upon written request therefor by Noninvolved Party. The foregoing is without prejudice to any rights the Noninvolved Party may have arising under the U.S. Bankruptcy Code or other applicable law. To the extent the laws of Ontario or Canada are applicable to the subject matter of this Article 16.2, the parties agree that their intent is to effect a result as similar as possible to that which is otherwise intended by this provision, including the benefit of Article 32(5) of the Companies’ Creditors Arrangement Act and Article 65.11(7) of the Bankruptcy and Insolvency Act, as currently proposed.
     16.3     Assignment.
          Neither Party may assign its rights and obligations under this Agreement without the prior written consent of the other Party, provided that either Party may assign its rights and obligations under this Agreement to its Affiliates, or as part of a sale of all or substantially all of its assets to a Third Party and Transition may assign rights to a financing entity and in each case without such consent from the other Party.
     16.4     Severability.
          If any one or more of the provisions contained in this Agreement is held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless the absence of the invalidated provision(s) adversely affects the substantive rights of the Parties. The Parties shall in such an instance use their best efforts to replace the invalid, illegal or unenforceable provision(s) with valid, legal and enforceable provision(s) which, insofar as practical, implement the purposes of this Agreement.
     16.5     Notices.
          All notices which are required or permitted hereunder shall be in writing and sufficient if delivered personally, sent by facsimile (and promptly confirmed by personal delivery, registered or certified mail or overnight courier), sent by nationally-recognized overnight courier or sent by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

if to Transition, to:	(deleted text: name)

with copy to:	(deleted text: name)

if to Lilly, to:	(deleted text: name)

with copy to:	(deleted text: name)
or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith. Any such notice shall be deemed to have been given: (a) when delivered if personally delivered or sent by facsimile on a business day; (b) on the business day after dispatch if sent by nationally-recognized overnight courier; or (c) on the fifth business day following the date of mailing if sent by mail.
     16.6     Applicable Law and Litigation.
          All questions of inventorship will be determined in accordance with U.S. patent laws. In respect to all other Patent issues, the rights of the Parties will be governed by the laws of the jurisdiction in which the applicable Patent is filed or granted. In all other respects, this Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to any rules of conflict of laws.
     16.7     Entire Agreement; Amendments.
          The Agreement contains the entire understanding of the Parties with respect to the Collaboration and licenses granted hereunder. All express or implied agreements and understandings, either oral or written, with regard to the Collaboration and the licenses granted hereunder are superseded by the terms of this Agreement. On the Effective Date, the confidentiality agreement between Transition and Lilly effective shall terminate and all Confidential Information previously exchanged shall be considered Confidential Information of the Party disclosing such information and protected under this Agreement. The Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by authorized representatives of both Parties hereto.
     16.8     Headings.
          The captions to the several Articles hereof are not a part of the Agreement, but are merely for convenience to assist in locating and reading the several Articles and Articles of this Agreement.
     16.9     Independent Contractors.
          It is expressly agreed that Transition and Lilly shall be independent contractors and that the relationship between the two Parties shall not constitute a partnership, joint venture or agency. Neither Transition nor Lilly shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other Party, without the prior written consent of the other Party.

     16.10     Waiver.
          The waiver by either Party of any right hereunder, or the failure of the other Party to perform, or a breach by the other Party, shall not be deemed a waiver of any other right hereunder or of any other breach or failure by such other Party whether of a similar nature or otherwise.
     16.11     Cumulative Remedies.
          No remedy referred to in this Agreement is intended to be exclusive, but each shall be cumulative and in addition to any other remedy referred to in this Agreement or otherwise available under law.
     16.12     Waiver of Rule of Construction.
          Each Party has had the opportunity to consult with counsel in connection with the review, drafting and negotiation of this Agreement. Accordingly, the rule of construction that any ambiguity in this Agreement shall be construed against the drafting Party shall not apply.
     16.13     Construction.
          Except where the context otherwise requires, wherever used, the singular will include the plural, the plural the singular, the use of any gender will be applicable to all genders, and the word “or” is used in the inclusive sense (and/or). The captions of this Agreement are for convenience of reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement. The term “including” as used herein means including, without limiting the generality of any description that precedes such term. References to “Article” or “Articles” are references to the numbered Articles of this Agreement, unless expressly stated otherwise.
     16.14     Change in Control.
          In the event Transition merges with or is acquired by or any of its rights under this Agreement assigned or transferred to any pharmaceutical or biopharmaceutical company that Lilly in acting reasonably and in good faith regards as a competitor in the treatment of diabetes, then Transition’s right to participate on the JDC shall terminate at Lilly’s option, and Transition’s right to receive information hereunder shall be appropriately limited to ensure protection of Lilly’s competitive interests.
     16.15     Use of Third Parties.
          It is understood that when a Party engages any Third Party to manufacture any Licensed Product, that engagement may require a limited license or limited sublicense of rights obtained from the other Party under this Agreement. In addition to each Party’s respective rights to sublicense under Article 9, the Party engaging such Third Party (or non-licensed Affiliate) may disclose Confidential Information of the other Party solely as necessary to fulfill the business purposes of the engagement, and then only pursuant to terms and conditions that are substantially as protective of that Confidential Information as the terms and conditions of this

Agreement. Notwithstanding any delegation of obligations under this Agreement by a Party to its Affiliates or to a Third Party, whether related to manufacturer of Licensed Product or otherwise, the Party shall remain primarily liable and responsible for the performance of all of its obligations under this Agreement and for causing such Affiliates or Third Parties to act in a manner consistent herewith. In addition, such Party shall assure that any intellectual property developed by its Affiliates or such Third Parties shall be Controlled by that Party and included in and subject to the licenses set forth in Article 9. The Party contracting with such Third Party shall not agree to any term that would make it unable to comply with its obligations under this Agreement. Transition shall not engage any Third Party manufacturer without the prior written consent of Lilly, not to be unreasonably withheld.
     16.16     Counterparts.
          The Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Each Party shall be entitled to rely on the delivery of executed facsimile copies of counterpart execution pages of this Agreement and such facsimile copies shall be legally effective to create a valid and binding agreement among the parties.
          The Parties have executed this Agreement as of the Effective Date.
IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives.

WARATAH PHARMACEUTICALS INC.
By:	/s/ Dr. Tony Cruz
	Name:	Dr. Tony Cruz
	Title:	Chief Executive Officer

ELI LILLY and COMPANY
By:	/s/ Dr. Steven Paul
	Name:	Dr. Steven Paul
	Title:	Executive Vice President

37

TRANSITION PATENTS*
Application # /
Applicant(s)	Title	Country	Publication #	Patent #

(deleted Text: List of Patents)

TRANSITION THIRD PARTY AGREEMENTS
Date	Party

(deleted text: Contract listing)

Exhibit B: Initial Development Plan
(deleted text: Development Plan)